

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 24, 2018

Joshua Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996

Re: Destra International & Event-Driven Credit Fund, *et al.*, File No. 812-14916

Dear Mr. Deringer:

By Form APP-WD filed with the Securities and Exchange Commission on July 17, 2018, you request the withdrawal of the above-captioned application that was filed under the Investment Company Act of 1940 on June 7, 2018. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Nadya Roytblat

Nadya Roytblat
Assistant Chief Counsel